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Halliburton Company                                                 EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars, except for ratios)
(Unaudited)


                                                               FOR THE NINE                     YEAR ENDED DECEMBER 31,
                                                               MONTHS ENDED      -------------------------------------------------
                                                              SEPTEMBER 2003     2002       2001       2000       1999        1998
                                                              --------------     ----       ----       ----       ----        ----

Earnings available for fixed charges:
   Income (loss) from continuing operations
     before income taxes, minority interests,
     and cumulative effects of accounting
     changes, net:                                               $ 352           $(228)     $ 954      $ 335      $ 307       $ 55

   Add:

        Distributed Earnings from equity in
        unconsolidated affiliates                                   70              19         25         27         57         93
        Fixed charges                                              127             168        209        203        194        195
                                                                 -----           -----     ------       ----       ----       ----
        Subtotal                                                 $ 549           $ (41)    $1,188       $565       $558       $343

   Less:

        Undistributed equity in earnings and
        losses of unconsolidated affiliates                         13              74        107         88         99        154
                                                                 -----           -----     ------       ----       ----       ----
        Total                                                    $ 536           $(115)    $1,081       $477       $459       $189

Fixed Charges:

   Interest expense                                              $  85           $ 113     $  147       $146        $141      $134

   Rental expense representative of interest                        42              55         62         57          53        61
                                                                 -----           -----     ------       ----        ----      ----
        Total                                                    $ 127           $ 168     $  209       $203        $194      $195
                                                                 =====           =====     ======       ====        ====      ====

Ratio of Earnings to Fixed Charges                                 4.2              (a)       5.2        2.3         2.4        (a)

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(a)  For the years ended December 31, 2002 and 1998, earnings were inadequate to cover fixed charges by $283 million and $6 million, respectively.